UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

A. H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

Robert W. Decherd

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001282 20 1	13D/A	Page 2 of 8

(1)	Name of reporting persons. Robert W. Decherd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,623,858(2)(3)
	(8)	Shared voting power 4,631(2)(4)
	(9)	Sole dispositive power 1,623,858(2)(3)
	(10)	Shared dispositive power 4,631(2)(4)
(11)	Aggregate amount beneficially owned by each reporting person 1,628,489(2)(3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 64.2%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 001282 20 1	13D/A	Page 3 of 8

(1) See Item 3.

(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

(3) Includes 173,864 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Amendment No. 4 to Schedule 13D. Such number does not include 240 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(4) These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.

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Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Item 7. Material to be Filed as Exhibits

SIGNATURE

CUSIP No. 001282 20 1	13D/A	Page 5 of 8

This Amendment No. 4 to Schedule 13D is filed to report the following changes to the information previously disclosed in Amendment No. 3 to Schedule 13D filed February 10, 2011.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s acquisitions reflected in this Amendment No. 4 to Schedule 13D result from the vesting and subsequent exercise of employee stock options. Employee stock options to acquire a total of 36,000 shares of the Issuer’s Series B common stock vested and became exercisable on December 3, 2011. On December 5, 2011, the Reporting Person exercised options to acquire 36,000 shares of the Issuer’s Series B common stock and paid the exercise price of $73,800 in cash to acquire the shares. The source of funds for such transaction was the Reporting Person’s personal funds.

In addition, the Reporting Person’s deemed dispositions reflected in this Amendment No. 4 to Schedule 13D result from the above-described exercise of employee stock options to acquire 36,000 shares of the Issuer’s Series B common stock and the expiration on November 30, 2011, of employee stock options to acquire a total of 82,000 shares of the Issuer’s Series B common stock. No funds were expended in connection with the foregoing deemed dispositions.

Item 4. Purpose of Transaction.

The Reporting Person exercised his options to purchase Series B common stock because he believes the Issuer’s Series B common stock represents an attractive investment opportunity at present prices.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Series A and B common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Amendment No. 4 to Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various benefit and compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.

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Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of filing of this Amendment No. 4 to Schedule 13D, the Reporting Person beneficially owns 1,628,489 shares of the Issuer’s Series B common stock, representing approximately 64.2% of the 2,536,961 shares of the Issuer’s Series B common stock treated as being outstanding as of October 31, 2011. Such number of shares includes 4,631 Series B shares owned by the Reporting Person and his wife, as to which the Reporting Person shares voting and dispositive power, and 173,864 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of the filing of this Amendment No. 4 to Schedule 13D. Such number does not include 240 Series B shares held by the Reporting Person’s wife, as to all of which shares the Reporting Person disclaims beneficial ownership.

(b) As of the date of filing of this Amendment No. 3 to Schedule 13D, the Reporting Person has sole voting power and sole dispositive power over 1,623,858 shares of the Issuer’s Series B common stock, which represents approximately 64.0% of the shares of the Issuer’s Series B common stock treated as being outstanding as of October 31, 2011. As of the date of filing of this Amendment No. 4 to Schedule 13D, the Reporting Person has shared voting power and shared dispositive power over 4,631 shares of the Issuer’s Series B common stock, which represents approximately 0.2% of the shares of the Series B common stock of the Issuer treated as being outstanding as of October 31, 2011.

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving the acquisition or exchange of shares of the Series B common stock of the Issuer during the past 60 days.

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(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

No material change.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012	/s/ Robert W. Decherd
Robert W. Decherd